May 29, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561

Attn.:     Kathleen Collins, Accounting Branch Chief

Re:	Optimum Interactive (USA) Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed on April 14, 2009
File No. 000-51587

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 of Optimum Interactive (USA) Ltd. (the "Company") by letter dated April 30, 2009 to Mr. Robert Rubin, the Company's President and Chief Executive Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K Filed on April 14, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
Comment:  We note that the statements of operations, statements of stockholders’ equity and statements of cash flows include “Cumulative total from Inception to December 31, 2008” information pursuant to SFAS 7.  Please tell us whether John A. Braden & Company, P.C. audited these financial statements and if so, revise to include a report from the independent registered public accounting firm that opines on the Company’s cumulative-to-date financial statements.

Response:

The Company hereby confirms that John A. Braden & Company, P.C. audited the financial statements of the Company from inception to December 31, 2008.  Accordingly, John A. Braden & Company, P.C. has revised its audit report to opine on the Company’s cumulative-to-date financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 14

2.
Comment:  We note that on December 1, 2008, the Company’s Board of Directors dismissed GLO, CPAs, LLP as your independent registered public accountants and approved the engagement of John A. Braden & Company, P.C.  Tell us how your consideration to file an Item 4.01 Form 8-K regarding this event.  We refer you to the Item 4.01 Form 8-K reporting requirements and to Question 141.02 of our Compliance and Disclosure Interpretations related to the Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.

Response:  The Company has filed an Item 4.01 Current Report on Form 8-K on the date hereof which discloses the Board of Directors’ dismissal of GLO, CPAs, LLP as the Company’s independent registered public accountants and the appointment of John A. Braden & Company, P.C. as the Company’s independent registered public accounting firm on December 1, 2008.

3.	Comment: Also, when you file the Item 4.01 Form 8-K, please revise the disclosures as currently provided in Item 9 of the December 31, 2008 Form 10-K as follows:

•
Indicate whether there were any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K during the Company’s two most recent fiscal years (i.e. fiscal 2006 and 2007) and any subsequent interim period preceding the former accountant’s dismissal;

•
Indicate whether during the Company’s two most recent fiscal years (i.e. fiscal 2006 and 2007) and any subsequent interim period prior to engaging John A. Braden & Company, P.C., the Company consulted the newly engaged accountant regarding any matters as defined in Item 304(a)(2) of Regulation S-K; and

•	Include the letter from your former auditor pursuant to Item 304(a)(3) of Regulation S-K, filed as Exhibit 16.

Response:  On the date hereof, the Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2008, and has filed an Item 4.01 Current Report on Form 8-K, to include the requested disclosures in this comment of the Commission.  In addition, the Company has included the letter from its former auditor as Exhibit 16.1 to the Item 4.01 Form 8-K.

Item 9A.  Controls and Procedures, page 14

4.
Comment: Please tell us whether management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008 pursuant to Item 307 of Regulation S-K.  If so, revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.

Response:  Management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008 in accordance with Item 307 of Regulation S-K.  Accordingly, the Company has revised to disclose the conclusions of its principal executive and principal financial officer regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report.

Exhibit 31.1 and 31.2

5.	Comment: We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications as follows:

•	Revise paragraph 2 to refer to the annual report on Form 10-K rather than the quarterly report on Form 10-K; and
•
Revise to include the introductory language of paragraph 4 as indicated in Item 601(b)(31) of Regulation S-K to also refer to internal control over financial reporting (as defined in Exchange Act Rules 134a-15(f) and 15(d)-15(f).

Response:  The Company has revised Exhibits 31.1 and 31.2 to (i) refer to the annual report on Form 10-K rather than the quarterly report on Form 10-K; and (ii) include the introductory language of paragraph 4 in accordance with Item 601(b)(31) of Regulation S-K to also refer to internal control over financial reporting (as defined in Exchange Act Rules 134a-15(f) and 15(d)-15(f)).

 *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Rubin

Robert M. Rubin
President and CEO